

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

<u>Via E-mail</u>
Michael Agliata
Vice President, General Counsel & Secretary
Interline Brands, Inc.
701 San Marco Blvd
Jacksonville, FL 32207

> **Re: Interline Brands, Inc.**
> **Form PREM14A**
> **Filed June 20, 2012**
> **File No. 001-32380**

Dear Mr. Agliata:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

<u>General</u>

1. Upon consummation of the contemplated merger, we note that an entity formed solely for the purpose of effecting the merger will be merged into your company and your common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. Further, we note that one or more investment funds managed by one of your shareholders, P2 Capital Partners, LLC, as well as certain members of the company's management, will have interests in the post-merger company. In this regard, we further note your disclosure in the third full paragraph on page 53 in which you state that senior management will reinvest a percentage of their proceeds in the company, a portion of which may be satisfied through an exchange of their shares in your company for shares in the parent company. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Question 101.02 and Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, which are available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Chambre Malone, Staff Attorney, at (202) 551-3262 with any questions.

Sincerely,

/s/ Chambre Malone, for

Pamela Long
Assistant Director

cc: Edward T. Ackerman (*via e-mail*)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP